Exhibit 99.1

ChinaCache International Holdings Ltd.( the “Company”) today announced that a new VIE structure has been set up within the Company group. Under this new VIE arrangement, there are three companies newly set-up and involved: (i) ChinaCache ShenRong Technology (HongKong) Limited (“ShenRong HK”), a wholly owned subsidiary of CCIH; (ii) ChinaCache RongShen Technology (Beijing) Co., Ltd. (“RongShen Beijing”), a wholly foreign owned enterprise of ShenRong HK; (iii) ChinaCache ShenRong Technology (Beijing) Co., Limited (“ShenRong Beijing”), a domestic operation company.

Pursuant to the exclusive option agreements amongst RongShen Beijing, ShenRong Beijing and the nominee shareholders of ShenRong Beijing in March, 2020, the nominee shareholders of ShenRong Beijing irrevocable granted RongShen Beijing or its designated party, an exclusive option to purchase all or part of the equity interest held by the nominee shareholders in ShenRong Beijing, when and to the extent permitted under the PRC law, at an amount of RMB 10 (the “Equity Interest Base Price”) or the minimum price permitted under PRC law exceeds the Equity Interest Base Price if at the time while exercising the Equity Interest Purchase Option, the PRC laws impose mandatory requirements on the purchase price of such equity interests. ShenRong Beijing cannot declare any profit distributions or grant loans in any form without the prior written consent of RongShen Beijing. The nominee shareholders of ShenRong Beijing shall donate in full any funds received from ShenRong Beijing to RongShen Beijing in the manner permitted by the applicable PRC laws, in the event any distributions are made by ShenRong Beijing pursuant to any written consents of RongShen Beijing.

All the afore-mentioned exclusive option agreements shall remain effective until all equity interests held by the nominee shareholders in ShenRong Beijing have been transferred or assigned to RongShen Beijing and/or its designated party in accordance with the afore-mentioned exclusive option agreements.

Pursuant to the exclusive business cooperation agreement between RongShen Beijing and ShenRong Beijing, RongShen Beijing is to provide exclusive complete business support and technical and consulting services to ShenRong Beijing including but not limited to: technical services, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance in return for service fees in an amount equals to 100% of ShenRong Beijing’s net income.

The exclusive business cooperation agreement shall be valid for thirty years, and the term of this exclusive business cooperation agreement may be extended if confirmed in writing by RongShen Beijing prior to the expiration thereof. The extended term shall be determined by RongShen Beijing, and ShenRong Beijing shall accept such extended term unconditionally.